NEWS RELEASE Agrium Declares Dividend	04-015 Date: December 14, 2004 Contact: Investor/Media Relations: Richard Downey Phone (403) 225-7357 Contact us at: www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — The Board of Directors of Agrium Inc. (TSX and NYSE: AGU) has declared a dividend of five and one half cents U.S. (U.S.$0.055) per common share to be paid on January 13, 2005 to shareholders of record on December 30, 2004.

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate, potash as well as micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.